Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035


The following will be posted on Hughes' internal website as an employee communication:

                           REGULATORY APPROVAL PROCESS

In an effort to keep employees apprised of the regulatory approval process for the HUGHES/EchoStar merger, we have compiled a brief description of that process. There are four major regulatory milestones that must be reached as part of the transaction. Each may require a number of months to complete.

Our lawyers have provided an estimate of nine to twelve months to obtain all of the necessary regulatory approvals. Please note that this is only an estimate and that there are a number of factors that can influence the time required.


1.         HART-SCOTT-RODINO (HSR) ANTITRUST CLEARANCE

The parties to the transaction must make filings with the government for antitrust clearance. The Department of Justice (DOJ) has 30 days after the filing to either issue a second request for information or permit the merger to proceed.

2.         INTERNAL REVENUE SERVICE (IRS)

GM will seek a private letter ruling from the IRS to the effect that, among other things, the separation of HUGHES from GM will be tax-free to GM and its shareholders for U.S. Federal Income Tax purposes. This is the same process as that used in connection with the separation of Hughes Defense from GM in 1997.

3.         SECURITIES AND EXCHANGE COMMISSION (SEC)

GM must prepare a Proxy/Consent Solicitation Statement relating to the GM stockholder vote on the proposed transactions, which will be filed together with other SEC filings of HUGHES and EchoStar. The document will include a prospectus relating to the issuance of HUGHES common stock in exchange for GM Class H common stock. The document must be declared effective by the SEC prior to seeking stockholder approval for these transactions, including for an amendment of the GM Charter that enables the transactions.

4.         FEDERAL COMMUNICATIONS COMMISSION (FCC)

GM, HUGHES and EchoStar must file with the FCC for approval to transfer control of the FCC licenses held by HUGHES, EchoStar and their respective subsidiaries to the combined company in connection with the merger. That process will involve public notice and a public proceeding.


                                      * * *

In connection with the proposed transactions, General Motors, Hughes and EchoStar intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When


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filed with the SEC, they will be available for free at the SEC's website,
www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by GM and Hughes on November 8, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of General Motors Corp. ("GM"), EchoStar Communications Corporation ("EchoStar"), Hughes Electronics Corp. ("Hughes"), or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.